SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 23
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"or "United Rentals"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company" or "Rental Service"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(a) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On June 9, 1999, representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Merrill Lynch Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisors to Rental Service, contacted by telephone a representative of Goldman, Sachs & Co. ("Goldman, Sachs"), financial advisor to United Rentals. The Morgan Stanley and Merrill Lynch representatives informed the Goldman, Sachs representative that the Rental Service Board has directed its financial advisors to explore alternatives, including a sale of Rental Service.

      The Morgan Stanley and Merrill Lynch representatives also advised that the Rental Service Board has authorized its advisors to provide business and financial information, and access to senior management, of Rental Service, but only to parties who enter into a confidentiality/standstill agreement with Rental Service. However, the proposed agreement, among other things, would require United Rentals to terminate its tender offer and consent solicitation, and to commit to a 12-month standstill. They further advised that no draft of this agreement was presently available, but that one would be available in a day or two.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ John N. Milne
                                    -----------------------------------
                                    Name:  John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    -----------------------------------
                                    Name:  Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                           Officer


 Date: June 9, 1999